SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

	For the fiscal year ended	December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

	For the transition period from	to

Commission file number 1-6948

A.                            Full title of the plan and the address of the plan, if different from that of the issuer named below: SPX Corporation Retirement Savings and Stock Ownership Plan

B.                            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Corporation

13515 Ballantyne Corporate Place

Charlotte, North Carolina 28277

SPX Corporation
Retirement Savings and
Stock Ownership Plan

Financial Report

December 31, 2009

Contents

Report Letter	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

Schedule of Assets Held at End of Year	Schedule 1

Schedule of Delinquent Participant Contributions	Schedule 2

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
SPX Corporation Retirement Savings

and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the SPX Corporation Retirement Savings and Stock Ownership Plan as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the SPX Corporation Retirement Savings and Stock Ownership Plan as of December 31, 2009 and 2008 and the changes in net assets for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year as of December 31, 2009 and delinquent participant contributions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Southfield, Michigan

June 21, 2010

SPX Corporation Retirement Savings and

Stock Ownership Plan

Statement of Net Assets Available for Benefits

	December 31
	2009	2008

Assets
Participant-directed investments:
Interest in SPX Corporation Savings Trust, at fair value (Note 3)	$680,773,519	$558,624,338
Participant loans	16,519,284	16,809,856

Total participant-directed investments, at fair value	697,292,803	575,434,194

Contribution receivable:
Employer	28,808	29,602
Employee	46,935	57,171

Total contribution receivable	75,743	86,773

Adjustment from fair value to contract value for interest in SPX Corporation Savings Trust relating to fully benefit-responsive investment contracts	1,833,765	6,014,614

Net Assets Available for Benefits	$699,202,311	$581,535,581

See Notes to Financial Statements

SPX Corporation Retirement Savings and

Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Investment gain from interest in net assets of SPX Corporation Savings Trust (Note 3)	$132,080,256
Participant loan interest	1,142,178
Contributions:
Employer	17,438,706
Participants	30,689,253
Rollovers	2,456,268

Total additions	183,806,661

Deductions
Distributions to participants	65,845,620
Administrative expenses	193,672
Net transfer to other plans	100,639
Total deductions	66,139,931

Net Increase	117,666,730

Net Assets Available for Benefits
Beginning of year	581,535,581

End of year	$699,202,311

See Notes to Financial Statements

SPX Corporation Retirement Savings and

Stock Ownership Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Description of the Plan

The following description of the SPX Corporation Retirement Savings and Stock Ownership Plan (the “Plan”), as amended and restated effective December 31, 1999, provides only general information.  Participants should refer to the plan agreement for a complete description of the Plan’s provisions.  The Plan became effective January 1, 1952 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan operates as a leveraged employee stock ownership plan with a cash or deferred arrangement as described in Internal Revenue Code Section 401(k) and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the “Code”).

General - The Plan is a defined contribution plan that benefits primarily employees of SPX Corporation (the “Employer” or the “Company”) who are not covered by collective bargaining agreements and who have met eligibility requirements.

Contributions - Participants can elect to defer a portion of their compensation as a pretax contribution to the Plan, up to the maximum allowed under the Plan and the Code.

As outlined in the plan document, employer contributions are dependent upon the division of the Company where the participant is employed.  In general, the Company makes matching contributions equal to 100 percent of the participant’s pretax contributions up to the first 4 percent of compensation deferred and 50 percent of the participant’s pretax contributions in excess of 4 percent of compensation deferred up to a maximum of 6 percent of compensation deferred. Employer contributions are invested in SPX Corporation common stock and are immediately vested and can be transferred at any time, subject to certain trading restrictions.

Certain contributions totaling $5,643 in 2008 were paid after the time frame required by the U.S. Department of Labor.  The Company remitted these contributions and related lost earnings to the Plan in 2009.

Participant Accounts – Each participant’s account is credited with the participant’s contributions, the Employer’s matching contributions, if any, and an allocation of plan earnings. Allocation of plan earnings to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants elect to invest their account balances and contributions among various investment options provided by the SPX Corporation Retirement and Welfare Plan Administrative Committee (the “Committee”), including an option to invest in SPX Corporation common stock.

Note 1 - Description of the Plan (Continued)

Vesting - Participants are 100 percent vested in both employee and employer contributions and Plan gains or losses.

Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution or monthly or yearly payments equal to the value of his or her account. Terminated participants with account balances in excess of $1,000 can also elect to wait until retirement age to receive benefits. A participant who experiences a financial hardship is eligible to receive a distribution from his or her plan account.  The Plan also allows participants to withdraw certain portions of their balances attributed to certain benefit plans that have been previously merged into the Plan. All withdrawal payments are made by Fidelity Management Trust Company (the “Trustee”).

Employer Securities - Investment in SPX Corporation stock transferred to participants’ accounts by reason of the merger of the SPX Corporation Stock Ownership Plan on January 1, 1994 and stock allocated to participants’ accounts by reason of matching contributions as discussed above can be redirected to other investment options, subject to certain trading restrictions.

Participant Loans - A participant can borrow from the Plan an amount that does not exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. The term of the loan may not exceed five years unless the loan is used in the purchase of a primary residence, in which case the term may be for up to 15 years. Loans are collateralized by the balance in the participant’s account and bear interest at market rates as outlined in the plan document. Principal and interest are paid ratably through payroll deductions. Other loan provisions are outlined in the plan document.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.  The Trustee is required to vote shares of common stock that have been allocated to participants but for which the Trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.

Administration - The Company is the sponsor of the Plan.  The Committee, as provided in the plan agreement, is the plan administrator and has responsibility for the administration of the Plan. The Trustee also functions as the investment manager.

Investment management fees and trustee fees are paid by the Plan in accordance with the plan agreement.

Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 2 - Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments - The Plan’s investments are stated at fair value.  The fair value of the Plan’s interest in the SPX Corporation Savings Trust (the “Master Trust”) is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated income less actual distributions (see Note 3).  The Master Trust’s investments are stated at fair value.  Common collective trust funds that invest in fully benefit-responsive investment contracts (commonly known as stable value funds) within the Master Trust are adjusted to contract value in the financial statements.  Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Quoted market prices are used to value all other investments in the Master Trust. The value of participant loans is the outstanding value, which approximates fair value.  Dividend income is accrued on the ex-dividend date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Benefit Payments - Benefits are recorded when paid.

Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”), and the related trust is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained its determination letter dated December 4, 2003, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

Note 2 - Summary of Significant Accounting Policies (Continued)

financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 3 - Master Trust Fund

The investments of certain defined contribution plans sponsored by SPX Corporation, including the Plan, are combined in the Master Trust.  Under the terms of a trust agreement between the Trustee and the Company, the Trustee manages the trust funds of the Master Trust on behalf of the Plan.  These transactions qualify as party-in-interest transactions as defined under ERISA guidelines.  The Plan’s assets in the Master Trust represented approximately 98.7 percent of the total assets in the Master Trust as of December 31, 2009 and 98.4 percent of the total assets in the Master Trust as of December 31, 2008.  Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based on average monthly balances invested by each plan.

The total assets held in the Master Trust at December 31, 2009 and 2008 are as follows:

	2009	2008
Money market fund	$4,120,606	$2,773,571
Common collective trust fund	147,827,501	150,905,905
Mutual funds	403,707,567	317,316,814
Insurance company general account	—	84,643
Employer securities	134,300,022	96,435,575

Total Master Trust investments, at fair value	689,955,696	567,516,508

Adjustment from fair value to contract value for interest in SPX Corporation Savings Trust relating to fully benefit-responsive investment contracts	1,861,501	6,124,862

Total Master Trust investments	$691,817,197	$573,641,370

Note 3 - Master Trust Fund (Continued)

The investment gain for the Master Trust for the year ended December 31, 2009 is as follows:

Net appreciation in fair value of investments:
Mutual funds	$85,860,482
Employer securities	35,000,590

Net appreciation	120,861,072

Interest and dividends	12,968,273

Net investment gain	$133,829,345

Note 4 - Reconciliation of Financial Statements to Form 5500 (Annual Return/Report of Employee Benefit Plan)

The net assets on the financial statements differ from the net assets on the Form 5500 due to a common collective trust fund being recorded at contract value on the financial statements and at fair value on Form 5500.  The net assets on the financial statements were higher than Form 5500 at December 31, 2009 and 2008 by $1,833,765 and $6,014,614, respectively.  Additionally, the net increase in the net assets available for benefits on the Form 5500 for the year ended December 31, 2009 is higher by $4,180,849.

Note 5 - Fair Value Measurements

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The Plan utilizes market data or assumptions that it believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2) or significant unobservable inputs (Level 3). The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Note 5 - Fair Value Measurements (Continued)

During 2009, the Plan adopted, on a prospective basis, new accounting standards which require disclosure of fair value by major class of investments.

Disclosures concerning assets measured at fair value are as follows:

	Assets Measured at Fair Value at December 31, 2009
		Quoted Prices in Active		Significant
		Markets for Identical	Significant	Unobservable
		Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Master Trust Investments:
Mutual Funds
Equity Securities	$324,320,462	$324,320,462	—	$—
Bonds and fixed income investments	48,020,088	48,020,088	—	—
Retirement-age based investments	31,367,017	31,367,017	—	—
Employer securities - SPX Corporation stock	134,300,022	134,300,022	—	—
Common collective trust fund *	147,827,501	—	147,827,501	—
Money market and cash investments	4,120,606	—	4,120,606	—
Non-Master Trust Investments:				—
Participant loans	16,519,284	—	—	16,519,284

*                             The common collective trust fund is a stable value fund which invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities, and money market funds to provide daily liquidity. Wrap contracts are purchased in conjunction with an investment in fixed income securities, which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and bond funds. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations.

Note 5 - Fair Value Measurements (Continued)

	Assets Measured at Fair Value at December 31, 2008
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Master Trust:
Money market fund	$2,773,571	$—	$2,773,571	$—
Common collective trust fund	150,905,905	—	150,905,905	—
Mutual funds	317,316,814	317,316,814	—	—
Insurance company general account	84,643	—	84,643	—
Employer securities	96,435,575	96,435,575	—	—
Non-Master Trust Investments:
Participant loans	16,809,856	—	—	16,809,856

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2009:

Participant Loans
Balance as of January 1, 2009	$16,809,856
Issuances, repayments and settlements, net	(290,572)
Balance as of December 31, 2009	$16,519,284

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including accrued income, accrued liabilities and payables and unsettled trades.  The fair value of these assets and liabilities is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such items.

Note 6 - Subsequent Event

Effective July 1, 2010, the SPX Corporation Savings Plan shall merge with and into the SPX Corporation Retirement Savings and Stock Ownership Plan.

SPX Corporation Retirement Savings and

Stock Ownership Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 38-1016240, Plan 005

December 31, 2009

(a) (b)	(c)	(d)	(e)
Identity of Issuer	Description	Cost	Current Value
Participants	Participant loans bearing interest at rates from 4.00 percent to 10.50 percent	—	$16,519,284

Note - In compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investments in Master Trust assets are omitted from this schedule.

Schedule 1

SPX Corporation Retirement Savings and

Stock Ownership Plan

Schedule of Delinquent Participant Contributions

Form 5500, Schedule H, Item 4a

EIN 38-1016240, Plan 005

December 31, 2009

	Participant Contributions Transmitted Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions			Totally Fully
	Check here if Late Participant Loan Repayments are included:	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Corrected Under VFCP and PTE 2002-51
2008	5,643		5,643

Schedule 2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

		By:	The SPX Administrative Committee

Date:	June 21, 2010		By:	/s/ Kevin L. Lilly
Kevin L. Lilly
Senior Vice President, Secretary and General Counsel and Member of the SPX Administrative Committee

Exhibit Index

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC